UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2024

Commission File Number: 001-41872

DDC Enterprise Limited

Room 1601-1602, 16/F, Hollywood Centre
233 Hollywood Road

Sheung Wan, Hong Kong
+ 852-2803-0688

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒     Form 40-F ☐

Information Contained in this Form 6-K Report

When used in this Form 6-K, unless otherwise indicated, the term “Company,” refers to DDC Enterprise Limited.

On June 6, 2024, the Company and its indirect, wholly owned subsidiary, DDC Omsom, Inc. (“DDC Omsom”), entered into an Asset Purchase Agreement (the “Agreement”), pursuant to which DDC Omsom acquired the business of Omsom, Inc. (the “Acquisition”). The Agreement provided that: (i) DDC Omsom acquired substantially all the assets of Omsom, Inc., including cash, receivables and inventory, and assumed certain obligations including bank debt of approximately $800,000; (ii) the Company provide working capital of up to $3 million over the three-year period immediately following the closing of the Acquisition; (iii) key employees of Omsom, Inc. become employees of DDC Omsom; and (iv) subject to achievement of net revenue and net profit goals, the Company will pay additional purchase price consideration to Omsom, Inc. (consisting of 50% shares of Company stock and 50% cash), currently estimated, based on current projections for DDC Omsom, to have an aggregate value of $11.7 million. Omsom, Inc.’s gross revenues for 2023 were $3.7 million and its retail grocery revenues grew by 324% in the first quarter of 2024 over the first quarter of 2023.

On June 12, 2024, the Company issued a press release announcing the Acquisition. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

As previously disclosed, on January 10, 2024, the Company announced that it had entered into an agreement to acquire 51% of G.L. Industry, S.p.A, an Italian producer of Asian ready-meals. On June 7, 2024, the Company concluded that this acquisition will not proceed to a closing and that the agreement to acquire GLI is terminated.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DDC Enterprise Limited.

Date: June 12, 2024	By:	/s/ Norma Ka Yin Chu
	Name:	Norma Ka Yin Chu
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release Dated June 12, 2024

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